Shift Caffeine LLC
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-9,982.46
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**9,982.46**
FINANCING ACTIVITIES		
Owner's Capital		9,982.78
Net cash provided by financing activities	**$**	**9,982.78**
Net cash increase for period	**$**	**0.32**
Cash at end of period	**$**	**0.32**

Wednesday, Mar 10, 2021 03:41:38 PM GMT-8